INDÚSTRIAS ROMI S.A.
Avenida Pérola Byington, 56
Santa Bárbara d’Oeste — SP — Brazil
CEP 13453-900
April 13, 2010
VIA FACSIMILE AND EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3628
Attention: Mr. Daniel F. Duchovny, Esq.
Re:	Hardinge Inc. Schedule TO-T filed March 30, 2010, by Helen Acquisition Corp. and Indústrias Romi S.A. SEC File No. 005-20073
Dear Mr. Duchovny:
     Reference is made to the comment letter, dated January April 5, 2010 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Commission”) in connection with the Tender Offer Statement on Schedule TO filed by Indústrias Romi S.A. and Helen Acquisition Corp. (together, the “Bidders”) on March 30, 2010. As requested in the Comment Letter, the Bidders acknowledge that:
•	the Bidders are responsible for the adequacy and accuracy of the disclosure in their filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards, HELEN ACQUISITION CORP.
By:	/s/ Livaldo Aguiar dos Santos
	Name:	Livaldo Aguiar dos Santos
	Title:	President

By:	/s/ Luiz Cassiano Rando Rosolen
	Name:	Luiz Cassiano Rando Rosolen
	Title:	Vice President

INDÚSTRIAS ROMI S.A.
By:	/s/ Livaldo Aguiar dos Santos
	Name:	Livaldo Aguiar dos Santos
	Title:	Chief Executive Officer and President

By:	/s/ Luiz Cassiano Rando Rosolen
	Name:	Luiz Cassiano Rando Rosolen
	Title:	Controller and Investor Relations Officer